Advanced Series Trust

655 Broad Street, 17th Floor

Newark, New Jersey 07102

VIA EDGAR SUBMISSION

December 15, 2020

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Patrick Scott

Re:	Advanced Series Trust: Form N-1A
Post-Effective Amendment No. 180 to the Registration
Statement under the Securities Act of 1933;
Amendment No. 182 to the Registration Statement under
the Investment Company Act of 1940
Securities Act Registration No. 033-24962
Investment Company Act No. 811-05186

Dear Mr. Scott:

We filed through EDGAR on October 1, 2020 on behalf of AST Bond Portfolio 2032 (the "Portfolio"), a series of Advanced Series Trust (the "Trust" or "Registrant"), Post-Effective Amendment No. 180 to the Registration Statement under the Securities Act of 1933, as amended (the "1933 Act") and Amendment No. 182 to the Registration Statement under the Investment Company Act of 1940 (the "1940 Act") (the "Amendment"). The Amendment was filed under Rule 485(a)(2) under the 1933 Act solely for the purpose of adding a new series to the Trust.

This letter responds to the Staff's comment on the Amendment that you conveyed by telephone on November 19, 2020. For your convenience, a summary of the Staff's comment is included herein and the Portfolio's response is keyed accordingly, as set forth below. The response will be included in Post- Effective Amendment No. 181 to the Registrant's registration statement to be filed under Rule 485(b) on December 15, 2020.

Capitalized terms used herein and not otherwise defined herein shall have the meanings given to them in the Amendment. The Commission Staff's comment, and the Registrant's proposed response is set forth below.

PROSPECTUS:

1.Comment: Please consider rearranging the "Principal Risks" section, so that more significant risks are located at the beginning of the section. The Staff notes that the remaining Principal Risks may be alphabetized.

Response: At this time, the Registrant respectfully declines to rearrange its risk disclosures. The risks are set forth in alphabetical order. However, the Registrant will consider rearranging the Principal Risks for the Trust's annual update.

* * *

Please contact the undersigned at (973) 367-7659 with any questions.

Sincerely yours,

/s/ Melissa Gonzalez

Melissa Gonzalez

Vice President and Corporate Counsel

2